77M Putnam New York Tax Exempt Income Fund 11/30/07 Annual

Acquisition of Putnam New York Investment Grade
Municipal Trust

On June 25, 2007, the fund issued 4,388,221 class A shares, in exchange for 2,775,007 shares of Putnam New York Investment Grade Municipal Trust to acquire that funds net assets in a taxfree exchange approved by the Trustees. The net assets of the fund and Putnam New York Investment Grade Municipal Trust were $1,109,887,726 and $37,139,879, respectively. On June 25, 2007,
Putnam New York Investment Grade Municipal Trust had distributions in excess of net investment income of $289,540, accumulated net realized loss of $1,182,687 and unrealized appreciation of $670,231. The aggregate net assets of the fund immediately following the acquisition were $1,147,027,605.

Information presented in the Statement of operations and changes in net assets reflect only operations of Putnam New York Tax
Exempt Income Fund.